Exhibit 99.1

TDCX Inc. Announces Third Quarter 2021 Unaudited Financial Results

Singapore, November 24, 2021 – TDCX Inc. (NYSE: TDCX) (“TDCX” or the “Company”), a leading high-growth digital customer experience solutions provider for technology and blue-chip companies, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial Highlights

•	Total revenue of US$109.3 million, representing 41.3% year-on-year growth

•	Net income of US$22.2 million, representing 46.7% year-on-year growth

•	Basic and diluted EPS of US$0.18, representing 46.7% year-on-year growth

•	EBITDA[1] of US$38.8 million, representing 51.1% year-on-year growth

•

Full year 2021 outlook for revenue between US$403 and US$406 million, or S$549 and S$553  million[2], representing growth of approximately 26.7% at the midpoint, and EBITDA margins[1,3] of between 31.7% and 32.2%.

Mr. Laurent Junique, Chief Executive Officer and Founder of TDCX, said, “We kick off our first earnings as a public company on a strong footing. We were able to achieve record revenue this quarter despite the continued challenges of the pandemic. This is the result of our disciplined decision-making and long-term approach to driving quality growth.

Through our proven customer experience services model, strong track record, high-performing talent pool and established network in Asia and beyond, we have been able to bring onboard new clients and to gain ground in our newer markets. I would like to thank our people and our clients for their trust and confidence in us. We look forward to supporting more new economy companies in delivering transformative customer experiences as they fuel the growth of the digital economy,” Mr. Junique said.

[1]

EBITDA or EBITDA margins are supplemental non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS (see “Reconciliations of non-IFRS financial measures to the nearest comparable IFRS measures” in the Form 6-K or presentation slides for more details).

[2]	FX rate of US$1 = S$1.3611 assumed in converting financials from SG dollar to US dollar.
[3]	Excludes Performance Share Plan costs, which will be recognized from 4Q 2021 onwards.

Revenue (millions)		Basic & diluted EPS		EBITDA[1] (millions)
US$109.3 Q3 2021	US$77.3 Q3 2020	US$0.18 Q3 2021	US$0.12 Q3 2020	US$38.8 Q3 2021 35.5% margin	US$25.7 Q3 2020 33.3% margin
+41.3%		+46.7%		+51.1%

Third Quarter 2021 Business Highlights

•	Revenue increased across all three business segments and all geographies

•	Strong growth in Sales and Digital Marketing revenue of 93.4% year-on-year

•	First revenue contribution from Latin America with the commencement of a Content Monitoring and Moderation campaign in Colombia

•	Revenue contribution from new economy[4] clients rose to 93.4%

•	Signed up 16 new logos since the start of 2021

Full year 2021 Outlook

For the full year 2021, TDCX expects its financial results to be:

2021 Outlook
Revenue (in millions)[2]	S$549 to S$553 or US$403 to US$406
Revenue growth (YoY) at midpoint	26.7%
EBITDA margin1.3	31.7% to 32.2%

1

EBITDA or EBITDA margins are supplemental non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS (see “Reconciliations of non-IFRS financial measures to the nearest comparable IFRS measures” in the Form 6-K or presentation slides for more details).

2	FX rate of US$1 = S$1.3611 assumed in converting financials from SG dollar to US dollar.
3	Excludes Performance Share Plan costs, which will be recognized from 4Q 2021 onwards.
4	“New Economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth

Webcast and Conference Call Information

The TDCX senior management will host a conference call to discuss the third quarter 2021 unaudited financial results.

A live webcast of this conference call will be available on TDCX’s website. Access information on the conference call and webcast is as follows:

Date and time:	November 24, 2021, 7:30 AM (U.S. Eastern Time)
November 24, 2021, 8:30 PM (Singapore / Hong Kong Time)

Webcast link:	https://webinars.on24.com/q4/TDCXThirdQuarter2021

Dial in numbers:	USA Toll Free: +1 855 2656958 UK Toll Free +44 0 800 0156371

Singapore: +65 3158 0246 Hong Kong: +852 5808 0984

International: +1 718 7058796

A replay of the conference call will be available at TDCX’s investor relations website (investors.tdcx.com). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / Analysts: Jason Lim

+65-9799-6550

lim.jason@tdcx.com

Media: Eunice Seow

+65-8432-8388

eunice.seow@tdcx.com

About TDCX INC.

TDCX is a high-growth digital customer experience solutions provider for innovative technology and other blue-chip companies. The Company offers omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services. The Company has a track record of success with clients in travel and hospitality, digital advertising and media, fast-moving consumer goods, technology, financial services, fintech, government and non-governmental organisations, gaming, e-commerce and education. TDCX has an international footprint with offices in Singapore, the Philippines, Malaysia, Thailand, China, Japan, Spain, India, Colombia and Romania, and services its clients’ customers globally in more than 20 languages. TDCX has won over 270 awards. For more information, please visit www.tdcx.com.

Convenience Translation

The Company’s financial information is stated in Singapore dollars, the legal currency of Singapore. Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this press release were made at a rate of S$1.3611 to US$1.00, the approximate rate in effect as of September 30, 2021. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rate stated herein, or at all.

Non-IFRS Financial Measure

To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measure to help evaluate our operating performance:

“EBITDA” represents operating income (loss) before interest, tax, depreciation and amortization expenses. We believe that EBITDA helps us to identify underlying trends in our operating results, enhancing our understanding of past performance and future prospects.

The above non-IFRS financial measure has limitations as analytical tools and should not be considered in isolation or construed as an alternative to revenue, net income, or any other measure of performance or as an indicator of our operating performance. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies because other companies may calculate similarly titled measures differently. For more information on the non-IFRS financial measures, please see the form 6-K section captioned “Non-IFRS Financial Measures” or the presentation slides.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Among other things, the outlook for the full year, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the performance of TDCX’s largest clients; the successful implementation of its business strategy; its ability to compete effectively; its ability to maintain its pricing, control costs or continue to grow its business; the effects of the novel coronavirus (COVID-19) on its business; the continued service of its founder and certain of its key employees and management; its ability to attract and retain enough highly trained employees; its exposure to various risks in Southeast Asia; its contractual relationship with key clients; clients and prospective clients’ spending on omnichannel CX solutions; its spending on employee salaries and benefits expenses; and its involvement in any disputes, legal, regulatory, and other proceedings arising out of its business operations. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021 AND SEPTEMBER 30, 2020

For the three months ended	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	US$’000	US$’000	S$’000	S$’000
Revenue	109,321	77,341	148,797	105,269
Employee benefits expense	(63,612)	(46,253)	(86,583)	(62,955)
Depreciation expense	(7,647)	(6,259)	(10,409)	(8,519)
Rental and maintenance expense	(1,516)	(1,707)	(2,063)	(2,324)
Recruitment expense	(2,225)	(1,347)	(3,028)	(1,833)
Transport and travelling expense	(332)	(442)	(451)	(602)
Telecommunication and technology expense	(1,773)	(1,177)	(2,413)	(1,601)
Interest expense	(1,985)	(569)	(2,702)	(775)
Other operating expense	(1,789)	(1,920)	(2,436)	(2,613)
Share of profit from an associate	26	—	36	—
Interest income	88	132	119	180
Other operating income	749	1,223	1,020	1,663

Profit before income tax	29,305	19,022	39,887	25,890

Income tax expenses	(7,093)	(3,882)	(9,654)	(5,283)

Profit for the period	22,212	15,140	30,233	20,607

Item that may be reclassified subsequently to profit or loss:

Exchange differences on translation of foreign operations	(2,697)	1,842	(3,671)	2,507

Total comprehensive income for the period	19,515	16,982	26,562	23,114

Profit attributable to:

- Owners of the Group	22,211	15,139	30,232	20,606
- Non-controlling interests	1	1	1	1

	22,212	15,140	30,233	20,607

Total comprehensive income attributable to:

- Owners of the Group	19,514	16,981	26,561	23,113
- Non-controlling interests	1	1	1	1

	19,515	16,982	26,562	23,114

Basic and diluted earnings per share (in US$ or S$)	0.18	0.12	0.24	0.17

Weighted average number of ordinary shares used in computing basic and diluted earnings per share	123,500,000	123,500,000	123,500,000	123,500,000

The translation of Singapore Dollar amounts into United States Dollar amounts (“USD”) for the unaudited condensed interim consolidated statement of profit or loss and other comprehensive income above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3611 to US$1, the approximate rate of exchange at September 30, 2021. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

Comparison of the Three Months Ended September 30, 2021 and 2020

Revenue. Revenue increased by 41.3% to S$148.8 million (US$109.3 million) for the three months ended September 30, 2021 from S$105.3 (US$77.3 million) million for the three months ended September 30, 2020, driven primarily by higher revenue from our Omnichannel Customer Experience (“CX”) solutions by 37.9%, as well as a 93.4% increase in revenue from our Sales and Digital Marketing solutions and 7.1% increase in revenue from our Content Monitoring and Moderation services.

•

Revenue from Omnichannel CX solutions increased by 37.9% to S$92.8 million (US$68.2 million) from S$67.3 million (US$49.4 million) for the same period last year, attributed primarily to higher business volumes driven by the expansion of existing campaigns. In addition, business volumes benefited from the nascent recovery in the travel and hospitality sector from the impact of the COVID-19, compared against the corresponding quarter last year. We also saw higher demand for our services from fintech and gaming clients and other new economy clients from our delivery sites across Asia. Notwithstanding the growth drivers outlined above, there continues to be weakness in certain segments of the travel and hospitality sector.

•

Revenues from Sales and Digital Marketing services increased by 93.4% to S$32.4 million (US$23.8 million) from S$16.7 million (US$12.3 million) for the same period last year attributed primarily to the volume expansion of existing campaigns for our digital media clients across our delivery sites in Asia.

•

Revenues from Content Monitoring and Moderation services increased by 7.1% to S$21.2 million (US$15.6 million) from S$19.8 million (US$14.5 million) for the same period last year attributable primarily to higher contribution from a social media client.

The following table sets forth our service provided by amount for the three months ended September 30, 2021 and 2020.

Revenue for the three months ended	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	US$’000	US$’000	S$’000	S$’000
Revenue by service
Omnichannel CX solutions	68,195	49,443	92,820	67,296
Sales and digital marketing	23,783	12,298	32,371	16,738
Content monitoring and moderation	15,564	14,536	21,184	19,784
Other service fees	1,779	1,064	2,422	1,451

Total revenue	109,321	77,341	148,797	105,269

Employee Benefits Expense. Our employee benefits expense increased by 37.5% to S$86.6 million (US$63.6 million) for the three months ended September 30, 2021 from S$63.0 million (US$46.3 million) for the same period of last year, in tandem with business volume expansion. The average number of employees in the third quarter of 2021 rose by 44.0% compared to the same period of 2020. In the third quarter of 2021, the proportion of employees in lower wage sites increased. In addition, we achieved efficiencies when expanding campaigns in Malaysia, Thailand and Japan.

Depreciation Expense. Our depreciation expense increased by 22.2% to S$10.4 million (US$7.6 million) for the three months ended September 30, 2021 from S$8.5 million (US$6.3 million) for the three months ended September 30, 2020 primarily due to the depreciation on right-of-use assets, as well as higher depreciation on new office renovations and capital expenditures undertaken, in relation to our office space expansion to support business growth.

Rental and Maintenance Expense. Rental and maintenance expenses decreased by 11.2% to S$2.1 million (US$1.5 million) for the three months ended September 30, 2021, compared to S$2.3 million (US$ 1.7 million) for the three months ended September 30, 2020, due mainly to the termination of certain co-working space memberships, with the relocation to leased office space that was recognized as a right-of-use asset subject to depreciation.

Recruitment Expense. Recruitment expense increased by 65.2% to S$3.0 million (US$2.2 million) for the three months ended September 30, 2021 from S$1.8 million (US$1.3 million) for the three months ended September 30, 2020, primarily attributed to higher workforce placement and expenses incurred on immigration and work permit processing, as a result of expansion of campaigns in Malaysia, Singapore and Thailand.

Transport and Travelling Expense. Transport and travelling expense declined by 25.0% to S$0.5 million (US$0.3 million) for the three months ended September 30, 2021 from corresponding period of 2020, due mainly to lower accommodation and transportation expenses.

Telecommunication and Technology Expense. Telecommunication and technology expense increased by 50.7% to S$2.4 million (US$1.8 million) for the three months ended September 30, 2021 from S$1.6 million (US$1.2 million) incurred last year due to business volume expansion of our campaigns.

Interest Expense. Interest expense increased by 248.7% to S$2.7 million (US$2.0 million) for the three months ended September 30, 2021 from S$0.8 million (US$0.6 million) for the same period of 2020 primarily due to the interest incurred on the S$252.7 million drawdown of a term loan credit facility on March 23, 2021. The loan has since been fully paid down on October 7, 2021.

Other Operating Expense. Other operating expenses decreased by 6.8% to S$2.4 million (US$1.8 million) for the three months ended September 30, 2021 from S$2.6 million (US$1.9 million) for the three months ended September 30, 2020, primarily due to lower foreign exchange loss, offset by higher spending on professional services.

Share of Profit from an Associate. Share of profit from an associate was negligible for the three months ended September 30, 2021 and nil for the three months ended September 30, 2020.

Other Operating Income. Other operating income decreased by 38.7% to S$1.0 million (US$0.7 million) for the three months ended September 30, 2021 from S$1.7 million (US$1.2 million) for the three months ended September 30, 2020, primarily due to a reduction in government grants received in response to the COVID-19 pandemic.

Profit Before Income Tax. As a result of the foregoing, our profit before income tax increased by 54.1% to S$39.9 million (US$29.3 million) for the three months ended September 30, 2021 from S$25.9 million (US$19.0 million) for the three months ended September 30, 2020.

Income Tax Expenses. Income tax expenses increased by 82.7% to S$9.7 million (US$7.1 million) for the three months ended September 30, 2021 from S$5.3 million (US$3.9 million) for the three months ended September 30, 2020. The rate of increase in income tax expenses was higher than the 54.1% increase in profit before tax because of a domestic dividend tax of S$2.1 million levied on dividends repatriated by a subsidiary. The increased tax was offset by a higher contribution of taxable profit from the Philippines site which enjoyed tax incentives that lowered our tax rate.

Profit for the period. As a result of the foregoing, our profit for the period increased by 46.7% to S$30.2 million (US$22.2 million) for the three months ended September 30, 2021 from S$20.6 million (US$15.1 million) for the three months ended September 30, 2020.

Events after September 30, 2021

On August 26, 2021, TDCX adopted the TDCX Performance Share Plan (“PSP”), allowing us to offer Class A ordinary shares or American Depositary Shares (“ADSs”) to employees, officers, executive directors and consultants. On November 1, 2021, TDCX issued awards to the first batch of participants of the TDCX PSP. We will start recognizing the related share-based payment expenses in the fourth quarter of 2021.

NON-IFRS FINANCIAL MEASURES

EBITDA and EBITDA margin are non-IFRS financial measures. TDCX monitors EBITDA and EBITDA margin because they assist the Company in comparing its operating performance on a consistent basis by removing the impact of items not directly resulting from its core operations. The Company defines EBITDA as profit for the year before interest expense, interest income, income tax expense, depreciation expense and amortization expense and EBITDA margin as EBITDA as a percentage of revenue.

While the Company believes that EBITDA and EBITDA margin provide useful information to investors in understanding and evaluating the Company’s results of operations in the same manner as its management, the Company’s use of EBITDA and EBITDA margin have limitations as analytical tools and you should not consider these in isolation or as a substitute for analysis of the Company’s results of operations or financial condition as reported under IFRS.

TDCX’s non-IFRS financial measures do not reflect all items of income and expense that affect the Company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-IFRS measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the company’s financial information in its entirety and not rely on any single financial measure.

Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures

For the three months ended	September 30, 2021			September 30, 2020
	US$’000	S$’000	Margin	US$’000	S$’000	Margin
Revenue	109,321	148,797	—	77,341	105,269	—
Profit for the period and net profit margin	22,212	30,233	20.3%	15,140	20,607	19.6%
Adjustments:
Depreciation expense	7,647	10,409	7.0%	6,259	8,519	8.1%
Income tax expenses	7,093	9,654	6.5%	3,882	5,283	5.0%
Interest expense	1,985	2,702	1.8%	569	775	0.7%
Interest income	(88)	(119)	(0.1%)	(132)	(180)	(0.2%)

EBITDA and EBITDA margin	38,849	52,879	35.5%	25,718	35,004	33.3%

For the nine months ended	September 30, 2021			September 30, 2020
	US$’000	S$’000	Margin	US$’000	S$’000	Margin
Revenue	294,199	400,435	—	231,099	314,549	—
Profit for the period and net profit margin	55,100	74,996	18.7%	43,444	59,132	18.8%
Adjustments:
Depreciation expense	22,223	30,248	7.6%	17,744	24,152	7.7%
Income tax expenses	14,464	19,687	4.9%	11,059	15,052	4.8%
Interest expense	4,739	6,450	1.6%	1,669	2,271	0.7%
Interest income	(215)	(293)	(0.1%)	(312)	(425)	(0.1%)

EBITDA and EBITDA margin	96,311	131,088	32.7%	73,604	100,182	31.8%

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND SEPTEMBER 30, 2020

For the nine months ended	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	US$’000	US$’000	S$’000	S$’000
Revenue	294,199	231,099	400,435	314,549
Employee benefits expense	(177,804)	(138,948)	(242,009)	(189,122)
Depreciation expense	(22,223)	(17,744)	(30,248)	(24,152)
Rental and maintenance expense	(5,687)	(6,010)	(7,740)	(8,180)
Recruitment expense	(5,542)	(4,243)	(7,544)	(5,775)
Transport and travelling expense	(723)	(935)	(985)	(1,272)
Telecommunication and technology expense	(4,653)	(3,390)	(6,333)	(4,614)
Interest expense	(4,739)	(1,669)	(6,450)	(2,271)
Other operating expense	(6,302)	(8,569)	(8,578)	(11,665)
Gain on disposal of a subsidiary	—	537	—	731
Share of profit from an associate	58	—	78	—
Interest income	215	312	293	425
Other operating income	2,765	4,063	3,764	5,530

Profit before income tax	69,564	54,503	94,683	74,184

Income tax expenses	(14,464)	(11,059)	(19,687)	(15,052)

Profit for the period	55,100	43,444	74,996	59,132

Item that may be reclassified subsequently to profit or loss:

Exchange differences on translation of foreign operations	(2,701)	1,314	(3,676)	1,788

Total comprehensive income for the period	52,399	44,758	71,320	60,920

Profit attributable to:

- Owners of the Group	55,099	43,443	74,995	59,131
- Non-controlling interests	1	1	1	1

	55,100	43,444	74,996	59,132

Total comprehensive income attributable to:

- Owners of the Group	52,398	44,757	71,319	60,919
- Non-controlling interests	1	1	1	1

	52,399	44,758	71,320	60,920

Basic and diluted earnings per share (in US$ or S$)	0.45	0.35	0.61	0.48

Weighted average number of ordinary shares used in computing basic and diluted earnings per share	123,500,000	123,500,000	123,500,000	123,500,000

The translation of Singapore Dollar amounts into United States Dollar amounts (“USD”) for the unaudited condensed interim consolidated statement of profit or loss and other comprehensive income, unaudited condensed interim consolidated statement of financial position, unaudited condensed interim consolidated statement of cash flow are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3611 to US$1, the approximate rate of exchange at September 30, 2021. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

UNAUDITED SELECTED FINANCIAL POSITION DATA

AS AT SEPTEMBER 30, 2021 AND DECEMBER 31, 2020

	September 30, 2021	September 30, 2021	December 31, 2020
	US$’000	S$’000	S$’000
Assets
Total current assets	163,844	223,008	163,552
Total non-current assets	65,599	89,287	79,862

Total assets	229,443	312,295	243,414

Liabilities and (Capital Deficiency) Net Equity
Total current liabilities	69,541	94,652	89,743
Total non-current liabilities	212,944	289,839	41,140
(Capital deficiency) Net equity	(53,042)	(72,196)	112,531

Total liabilities and (capital deficiency) net equity	229,443	312,295	243,414